UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO. 3 *
                                          ---

                      THE YANKEE CANDLE COMPANY, INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 984757104
               ----------------------------------------------
                               (CUSIP Number)

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON    FORSTMANN LITTLE & CO. SUBORDINATED
ONE NEW YORK PLAZA                                DEBT AND EQUITY MANAGEMENT
NEW YORK, NY  10004                               BUYOUT PARTNERSHIP-VI, L.P.
ATTN:  LOIS HERZECA, ESQ.                   FORSTMANN LITTLE & CO. EQUITY
(212) 859-8000                                    PARTNERSHIP-V, L.P.

                                                  C/O FORSTMANN LITTLE & CO.
                                                  767 FIFTH AVENUE
                                                  NEW YORK, NY  10153
                                                  ATTN:  WINSTON W. HUTCHINS
                                                 (212) 355-5656
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          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                               APRIL 25, 2002
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 984757104                           Page 2 of 10

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           8,655,146

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         8,655,146

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,655,146

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.9%

14  TYPE OF REPORTING PERSON*

    PN

-------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 984757104                           Page 3 of 10

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-V, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           13,143,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         13,143,000

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,143,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.2%

14  TYPE OF REPORTING PERSON*

    PN

-------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of The Yankee Candle Company, Inc., a Massachusetts corporation (the "Company"), previously filed by Forstmann Little & Co. Equity Partnership-V, L.P. ("Equity-V"), a Delaware limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VI, L.P. ("MBO-VI"), a Delaware limited partnership. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.



     Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.   Purpose of Transaction
          ----------------------

Item 4 is hereby amended and supplemented as follows:

          On April 25, 2002, Equity-V sold 991,662 shares of Common Stock and MBO-VI sold 653,046 shares of Common Stock pursuant to the exercise of an underwriters over-allotment option in connection with a registered public offering, at a price of $20.25 per share (net of underwriting discounts and commissions). Such sales were in addition to the shares sold by such entities on April 16, 2002 in connection with the closing of such offering.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

Item 5 is hereby amended and supplemented as follows, as of April 25, 2002:

               (i)  Equity-V:
                    --------

               (a)  Amount Beneficially Owned:

               Equity-V directly owns 13,143,000 shares of Common Stock. FLC XXX Partnership, L.P. ("FLC XXX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of Equity-V. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister and Winston W. Hutchins, each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of the
Schedule 13D, are the general partners of FLC XXX.

               The shares of Common Stock owned by Equity-V represent approximately 24.2% of the Common Stock.

               (b) Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote -
                           13,143,000.

                    (ii) shared power to vote or to direct the vote -- none.

                    (iii)  sole power to dispose or to direct the
                           disposition of - 13,143,000.

                    (iv) shared power to dispose or to direct the disposition of -- none.


               (ii) MBO-VI:
                    ------

               (a)  Amount Beneficially Owned:

               MBO-VI directly owns 8,655,146 shares of Common Stock. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of the Schedule 13D, is the general partner of MBO-VI. Theodore J. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, Jamie
C. Nicholls and Gordon A. Holmes, each a United States citizen (other than Mr. Holmes, who is a citizen of the Republic of Ireland) with his or her principal place of business at the address set forth in response to Item 2(b) of the Schedule 13D, are the general partners of FLC XXIX. Mr. Lister, Ms. Nicholls and Mr. Holmes do not have any voting or investment power with respect to, or any economic interest in, the shares of Common Stock held by MBO-VI; and, accordingly, Mr. Lister, Ms. Nicholls and Mr. Holmes are not deemed to be the beneficial owners of these shares.

               The shares of Common Stock owned by MBO-VI represent approximately 15.9% of the Common Stock.

               (b) Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote -
                           8,655,146.

                    (ii) shared power to vote or to direct the vote -- none.

                    (iii)  sole power to dispose or to direct the
                           disposition of - 8,655,146.

                    (iv) shared power to dispose or to direct the disposition of -- none.

              (iii) See description of sale transaction in ITEM 4
                    above.

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 2002     FORSTMANN LITTLE & CO. EQUITY
                           PARTNERSHIP-V, L.P.

                           By:      FLC XXX Partnership, L.P.
                                    its general partner


                           By:    /s/ Winston W. Hutchins
                                 ------------------------------
                                 Winston W. Hutchins,
                                 a general partner


                           FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VI, L.P.

                           By:      FLC XXIX Partnership, L.P.
                                    its general partner


                           By:    /s/ Winston W. Hutchins
                                 ------------------------------
                                 Winston W. Hutchins,
                                 a general partner

                                                                   Schedule I
                                                                   ----------

                         FLC XXX Partnership, L.P.:
                             General Partner of
                                  Equity-V

     FLC XXX Partnership, L.P., a New York limited partnership ("FLC XXX"), is the general partner of Equity-V. Its purpose is to act as general partner of Equity-V and other limited partnerships affiliated with Equity-V. The address of the principal office of Equity-V is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                  FLC XXX
                                  -------

     The following are the general partners of FLC XXX, the general partner of Equity-V. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                           Theodore J. Forstmann
                           Sandra J. Horbach
                           Thomas H. Lister
                           Winston W. Hutchins


                        FLC XXIX Partnership, L.P.:
                             General Partner of
                                   MBO-VI

     FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), is the general partner of MBO-VI. Its purpose is to act as general partner of MBO-VI and other limited partnerships affiliated with MBO-VI. The address of the principal office of FLC XXIX is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.

                                Partners of
                                  FLC XXIX

     The following are the general partners of FLC XXIX, the general partner of MBO-VI. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following persons is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States (other than Mr. Holmes, who is a citizen of the Republic of Ireland.)

                              Theodore J. Forstmann
                              Sandra J. Horbach
                              Thomas H. Lister
                              Winston W. Hutchins
                              Jamie C. Nicholls
                              Gordon A. Holmes